UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                                      No          X

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, February 23, 2009, and entitled “Orbotech Announces Fourth Quarter and Full Year Results for 2008”.

2.	Registrant’s Condensed Consolidated Balance Sheet at December 31, 2008.

3.	Registrant’s Condensed Consolidated Statements of Income for the Twelve Month and Three Month Periods ended December 31, 2008.

*    *    *    *    *    *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES FOURTH QUARTER AND FULL YEAR RESULTS FOR 2008

YAVNE, ISRAEL — February 23, 2009 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2008.

Revenues for the fourth quarter of 2008 were $129.2 million, compared to $94.8 million in the third quarter of 2008 and $103.6 million recorded in the fourth quarter of 2007. Revenues for the fourth quarter of 2008 include $45.2 million attributable to the business of Photon Dynamics, Inc. (“PDI”), which was acquired by the Company on October 2, 2008. Net loss for the fourth quarter of 2008, including an impairment charge of $88.0 million, was $101.2 million, or $2.98 per share (diluted). This compares to a net loss of $43.1 million, or $1.29 per share (diluted), in the third quarter of 2008, and a net loss of $1.1 million, or $0.03 per share (diluted), in the fourth quarter of 2007.

Net loss for the fourth quarter of 2008 reflects:

(a) the above-noted impairment charge of $88.0 million related to goodwill associated with the Company’s flat panel display (“FPD”) business, which was triggered primarily by the decrease in the Company’s market capitalization and was recorded in compliance with FASB Statement No. 142 “Goodwill and Other Intangible Assets”;

(b) $5.1 million in amortization of intangible assets arising principally from the PDI acquisition and a write-off of $6.5 million relating to in-process research and development relating to that transaction;

(c) a charge of $5.1 million in connection with the scaling down of the Company’s assembled printed circuit board (“PCB”) operations, including the write-down of $3.3 million of raw material inventories relating to this business; and

(d) a restructuring charge of $3.4 million relating to the second phase of the Company’s previously announced 2008 cost reduction program.

Revenues for the year ended December 31, 2008 totaled $429.5 million, compared to the $360.7 million recorded in 2007. Net loss for the year ended December 31, 2008 was $135.3 million, or $4.04 per share (diluted), compared to net income of $1.5 million, or $0.04 per share (diluted), for the year ended December 31, 2007.

Sales of equipment to the PCB industry relating to bare PCBs in the fourth quarter of 2008 were $14.7 million, compared to $27.7 million in the third quarter of 2008 and $50.0 million in the fourth quarter of 2007. Sales of FPD equipment in the fourth quarter of 2008 were $76.4 million ($40.9 million of which was attributable to the business of PDI), compared to $31.7 million in the third quarter of 2008 and $10.6 million in the fourth quarter of 2007. Sales of equipment to the PCB industry relating to assembled PCBs in the fourth quarter of 2008 were $2.6 million, compared to $3.9 million in the third quarter of 2008 and $8.3 million in the fourth quarter of 2007. Sales of automatic check reading products in the fourth quarter of 2008 were $3.0 million, compared to $2.0 million in the third quarter of 2008 and $3.6 million in the fourth quarter of 2007. Sales of medical imaging equipment in the fourth quarter of 2008 were $3.7 million, compared to $3.4 million in the third quarter of 2008 and $6.1 million in the fourth quarter of 2007. In addition, service revenue for the fourth quarter increased to $28.8 million ($4.3 million of which was attributable to the business of PDI), from $26.0 million recorded in the third quarter of 2008 and $25.0 million in the fourth quarter of 2007.

The Company completed the quarter and the year with cash, cash equivalents, marketable securities and long-term investments of approximately $125 million, including $19.2 million of auction-rate securities (ARS) primarily tied to student loans; and $160 million in debt, which it borrowed from Israel Discount Bank in connection with the PDI acquisition. This loan is for an initial term expiring on December 31, 2009, is extendable at the Company’s option for up to five years and currently bears interest at three-month LIBOR + 1.45%. The Company is in compliance with all applicable covenants with respect to this loan. The Company continues to place a very high priority on the management of its cash flows and believes that its proven ability to manage cash, including in times of difficulty, will be a critical factor in enabling Orbotech to emerge strongly from the current global recession.

Commencing in the third quarter of 2008, as part of the re-focusing of its strategic plan, the Company scaled back its activities in the assembled PCB business. During the first quarter of 2009, the Company signed an agreement with Orpro Services s.r.l. of Italy, for the sale of Orbotech’s assembled PCB business in Europe and the Americas. The transaction is subject to customary conditions to closing, including any requisite regulatory approvals. Prodelec S.p.A., an affiliate of Orpro Services, has been one of the Company’s business partners for the past twelve years; and Orbotech is committed to working together with Orpro Services and its affiliates to ensure a smooth transition and minimal disruption to its client base of European and American PCB assembly houses. The Company plans to continue to support and service its installed base of assembled PCB systems in the Asia Pacific region.

Beginning in the fourth quarter of 2008, the Company has been experiencing a decline in new FPD equipment orders. The current overall limited market visibility makes it difficult to predict exactly when FPD manufacturers will renew their fabrication expansion plans.

The Company is investing substantial effort in the integration of PDI into the Orbotech group, which is proceeding ahead of schedule and is already in its second phase. The Company expects to realize operational synergies of approximately $20 million related to the PDI acquisition in 2009.

As previously announced, during the second half of 2008, in light of the difficult worldwide economic conditions, the Company adopted measures designed to re-align its infrastructure, including a reduction in the Company’s worldwide workforce in the second half of 2008 and other cost-cutting measures. These measures, combined with the operational synergies relating to the PDI acquisition, are anticipated to result in total cost savings of approximately $65-70 million in 2009. The costs associated with these savings are reflected in the restructuring charges recorded in 2008.

Commenting on the results, Rani Cohen, Chief Executive Officer, said: “We have taken prompt and decisive steps to re-align the Company’s cost structure in light of the downturn in our business resulting from the worldwide economic situation. As has been our consistent practice in the past, even in these challenging times we will continue to develop and provide to our customers new and innovative FPD, PCB, recognition and medical solutions, based on the latest and most advanced technology—a recent example of which is our delivery, during the fourth quarter of 2008, of the world’s first FPD-AOI system for Generation 10 glass panels. This will enable the Company to maintain its leadership position in the industries that it serves and, looking forward, to capitalize on the business opportunities that will arise when economic conditions improve.”

An earnings conference call is scheduled for Monday, February 23, 2009, at 9:00 a.m. EST. The dial-in number for the conference call is 210-795-2680, and a replay will be available at 203-369-1278, until March 9, 2009. The pass code is Q4. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. Orbotech’s products include automated optical inspection (“AOI”), production and process control systems for bare printed circuit boards (“PCB”s), imaging solutions for PCB production and AOI, test and repair systems for flat panel displays (“FPD”s). The Company also markets computer-aided manufacturing and engineering (“CAM”) solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., Orbotech develops and markets automatic check reading solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. Orbotech’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected, including cyclicality in the industries in which the Company operates, a sustained continuation or worsening of the worldwide economic slowdown, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:

Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2008

	December 31 2008	December 31 2007
	U. S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	105,127	120,913
Marketable securities	320	52,713
Accounts receivable:
Trade	180,701	151,173
Other	27,106	22,964
Deferred income taxes	5,222	4,317
Inventories	122,152	77,570

Total current assets	440,628	429,650

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	19,241	32,410
Other long-term Investments	29	780
Funds in respect of employee rights upon retirement	12,521	14,099
Non-current trade receivables		231
Deferred income taxes	8,795	843

	40,586	48,363

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	39,325	28,142

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	114,322	67,016

	634,861	573,171

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Short term loan	160,000
Accounts payable and accruals:
Trade	36,377	34,405
Deferred income	22,473	15,445
Other	56,428	37,194

Total current liabilities	275,278	87,044
LONG TERM LIABILITIES:
Accrued severance pay	27,678	28,610
Deferred tax liabilities	16,208	16,565
Other long term liability	2,667

Total long term liabilities	46,553	45,175

Total liabilities	321,831	132,219

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	1,562	1,330

SHAREHOLDERS’ EQUITY:
Share capital	1,727	1,699
Additional paid-in capital	161,914	144,991
Retained earnings	211,142	346,447
Accumulated other comprehensive income	(6,123)	3,677

	368,660	496,814
Less treasury stock, at cost	(57,192)	(57,192)

Total shareholders’ equity	311,468	439,622

	634,861	573,171

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE TWELVE MONTH AND THREE MONTH PERIODS ENDED DECEMBER 31, 2008

	12 months ended December 31		3 months ended December 31
	2008	2007	2008	2007
	U.S. dollars in thousands (except per share data)
REVENUES	429,546	360,662	129,213	103,621
COST OF REVENUES:
COST	260,639	210,616	80,536	61,124
WRITE DOWN OF INVENTORIES	3,348	4,821	3,348

GROSS PROFIT	165,559	145,225	45,329	42,497
RESEARCH AND DEVELOPMENT COSTS—net	76,602	67,923	20,742	19,454
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	73,346	66,989	19,551	18,022
AMORTIZATION OF OTHER INTANGIBLE ASSETS	8,099	4,308	5,053	1,947
IN PROCESS RESEARCH AND DEVELOPMENT CHARGES	6,537	420	6,537
RESTRUCTURING CHARGES	8,800	510	5,124	510
IMPAIRMENT OF GOODWILL AND INTELLECTUAL PROPERTY	131,663	4,739	87,819	4,739

OPERATING INCOME (LOSS)	(139,488)	336	(99,497)	(2,175)
FINANCIAL INCOME (EXPENSES)—net	(1,324)	9,110	(2,760)	1,629
WRITE-DOWN OF LONG-TERM INVESTMENTS		(5,000)

INCOME (LOSS) BEFORE TAXES ON INCOME	(140,812)	4,446	(102,257)	(546)
INCOME TAX EXPENSES (BENEFIT)	(5,739)	2,280	(1,152)	455

INCOME (LOSS) FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	(135,073)	2,166	(101,105)	(1,001)
MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(232)	(416)	(75)	(242)
SHARE IN PROFITS (LOSSES) OF AN ASSOCIATED COMPANY		(266)		109

NET INCOME (LOSS)	(135,305)	1,484	(101,180)	(1,134)

EARNINGS (LOSS) PER SHARE:
BASIC	($4.04)	$0.04	($2.98)	($0.03)

DILUTED	($4.04)	$0.04	($2.98)	($0.03)

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	33,512	33,091	33,936	33,177

DILUTED	33,512	33,190	33,936	33,177

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg Executive Vice President and Chief Financial Officer

Date: February 24, 2009